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SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 11-K

(Mark One)

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2000
OR
/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission file number: 000-27385

    A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERACTIVE INTELLIGENCE, INC. 401(K) SAVINGS PLAN

    B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERACTIVE INTELLIGENCE, INC.
8909 Purdue Road, Suite 300
Indianapolis, Indiana 46268

REQUIRED INFORMATION

Item 4.	The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Financial Statements and Exhibits

    (a) Financial Statements:

      Report of Independent Auditors

      Financial Statements:

        Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999

        Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000

        Notes to Financial Statements

    (b) Supplemental Schedules:

        Schedule H, Line 4(i)—Schedule of Assets (Held At End of Year)

  (Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

    (c) Signature Page

    (d) Exhibits

  23—Consent of Ernst & Young LLP

Report of Independent Auditors

Plan Administrator
Interactive Intelligence, Inc. 401(k) Savings Plan

    We have audited the accompanying statement of net assets available for benefits of the Interactive Intelligence, Inc. 401(k) Savings Plan as of December 31, 2000 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    We have also compiled the accompanying statement of net assets available for benefits of the Plan as of December 31, 1999, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. A compilation is limited to presenting, in the form of financial statements, information that is the representation of management. We have not audited or reviewed the accompanying statement of net assets available for benefits as of December 31, 1999, and accordingly do not express an opinion or any other form of assurance on it.

    In our opinion, the 2000 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

    Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Indianapolis, Indiana
June 18, 2001

Interactive Intelligence, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2000	1999
		(compiled)
Investments, at fair value	$3,323,229	$2,320,300
Cash	45,516	—
Accrued income	4,404	—

Net assets available for benefits	$3,373,149	$2,320,300

See accompanying notes.

Interactive Intelligence, Inc.401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2000

Additions:
Contributions	$1,435,958
Investment income	291,869

Total additions	1,727,827
Deductions:
Net realized / unrealized depreciation in fair value of investments	630,672
Benefits paid to participants	44,206
Administrative expenses	100

Total deductions	674,978

Net increase	1,052,849
Net assets available for benefits at beginning of year	2,320,300

Net assets available for benefits at end of year	$3,373,149

See accompanying notes.

Interactive Intelligence, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2000

1.  Description of the Plan

    The following description of the Interactive Intelligence, Inc. 401(k) Savings Plan ("Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

    Interactive Intelligence, Inc. ("Company") established the Plan for qualifying employees effective January 1, 1996. The Plan is administered by the Company ("Plan Administrator"). The purpose of the Plan is to provide retirement income and other benefits to eligible employees of the Company. An employee must have reached age twenty-one to be eligible for participation in the Plan. If an employee has met the age requirement, they are eligible to participate in the Plan as of their first day of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

    The Plan is a contributory defined contribution plan. Each year participants may contribute up to 20% of pretax annual compensation, as defined, limited to a maximum as established by the Internal Revenue Service. Participants may also contribute amounts representing qualified rollovers from other qualified plans.

Vesting

    Participants are immediately vested in their contributions plus the actual earnings thereon.

Participant Accounts

    Each participant's account is credited with the participant's contributions and Plan earnings. The benefit to which a participant is entitled equals the participant's vested accrued balance.

Investment Options

    Participants may direct their employee contributions to any of the investment options selected by the Plan Administrator.

Payment of Benefits

    Benefits generally are distributed on the participant's termination of employment with the Company, normal retirement, disability retirement, or death. Benefits are payable in a lump-sum distribution unless otherwise elected by the participant.

Plan Termination

    The Company has not expressed any intent to terminate the Plan but has the option to do so at any time subject to the provisions of ERISA.

Administrative Expenses

    Expenses related to the Plan may be paid for by either the Plan or the Plan Administrator.

2.  Significant Accounting Policies

Investments

    All investments at December 31, 2000 and 1999 are stated at fair value, which equals the quoted market price on the last business day of the plan year.

Contributions

    Participant contributions are recorded as additions to net assets available for benefits when withheld from the employees' earnings.

Income Tax Status

    The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401 (a) of the Internal Revenue Code (the "Code"). However, the Plan Administrator believes that the Plan is qualified and, therefore, that the related trust is exempt from taxation.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  Investments

    The Plan's investments were held in trust by Merrill Lynch from April 1, 2000 through December 31, 2000 and Fifth Third Bank from January 1, 2000 through March 31, 2000. During 2000, the Plan's investments in the various funds (including investments bought, sold, and held during the year) depreciated in fair value as presented in the following table:

Net Depreciation in Fair Value During the Year ended December 31, 2000
Mutual funds	$(615,924)
Common stock	(14,748)

$(630,672)

    The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

	December 31
	2000	1999
Van Kampen Aggr Growth Fund Class A	$1,005,904	$—
Fidelity Advisor Growth and Income Fund Class T	243,800	—
Alger Balanced Portfolio Class A	260,265	—
ML S&P 500 Index Fund Class A	754,914	—
Alliance Premium Growth Class A	411,370	—
Dodge & Cox Stock G&I	—	180,876
Vanguard Index 200	—	600,626
Acorn Growth	—	175,406
TRP NA Growth	—	136,912
PBHG Aggregate Growth	—	379,670
TRP S&T Aggregate Growth	—	503,663

Interactive Intelligence ,Inc. 401(k) Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2000

EIN: 35-1933097
Plan Number: 001

(b)	(c)	(d)	(e)
Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
Mutual funds:
ML Bond Fund Inc. Intermediate Term Fund Class D	7,877.4071 shares	$84,950	$87,833
PIMCO Innovation Fund Class A	209.1086 shares	11,969	8,609
Van Kampen Aggressive Growth Fund Class A	45,249.8205 shares	1,451,316	1,005,904
Fidelity Advisor Growth and Income Fund Class T	13,742.9671 shares	258,359	243,800
Alger Balanced Portfolio Class A	13,000.2652 shares	277,179	260,265
ML S&P 500 Index Fund Class A	46,657.2266 shares	833,291	754,914
Munder Netnet Fund Class A	1.9875 shares	72	69
Van Kampen Emerging Growth Class A	319.0046 shares	26,421	20,027
Alliance Premier Growth Class A	15,401.3498 shares	548,859	411,370
Seligman Communications & Information Class A	333.1036 shares	8,671	8,428
Calvert Social Investment Fund Equity Porfolio ClassA	2.0555 shares	66	65
Pioneer Europe Fund Class A	0.6121 shares	19	19
John Hancock Technology Fund Class A	3.6829 shares	33	32
Alger Capital Appreciation Ret Portfolio Class A	67.4902 shares	1,130	1,045
MFS Utilities Fund Class A	293.6966 shares	3,443	3,486
Franklin Small Cap Grwoth Class A	2,149.1339 shares	97,862	84,525
Davis New York Venture Fund Class A	1,779.6793 shares	53,298	51,148
ING Pilgrim Worldwide Growth Class A	4,532.9771 shares	123,890	104,984
ING Pilgrim International Value Fund Class A	3,220.4483 shares	51,372	49,112
ML Global Allocation Fund Class D	1,309.5362 shares	18,472	17,155
ML Healthcare Fund Class D	727.4289 shares	5,012	4,976

Total mutual funds		3,855,683	3,117,765
Common stock:
* Interactive Intelligence	1,929.4613 shares	61,296	46,548
Money market accounts:
ML Retirement Reserves Money Fund	110,915.6100 shares	110,916	110,916
Participant loans	Interest rate range 10% to 10.5%	—	48,000

		$4,027,895	$3,323,229

*
Indicates party-in-interest to the Plan.

SIGNATURES

    The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERACTIVE INTELLIGENCE, INC. 401(K) SAVINGS PLAN
By: Interactive Intelligence, Inc. Administrative Committee
Date: June 29, 2001
/s/ BARBARA J. CLAASSEN Barbara J. Claassen, Member

/s/ JOHN R. GIBBS John R. Gibbs, Member

/s/ DEBRA L. JONES Debra L. Jones, Member

/s/ MICHAEL J. TAVLIN Michael J. Tavlin, Member

QuickLinks

REQUIRED INFORMATION
Interactive Intelligence, Inc. 401(k) Savings Plan Statements of Net Assets Available for Benefits
Interactive Intelligence, Inc.401(k) Savings Plan Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2000
Interactive Intelligence, Inc. 401(k) Savings Plan Notes to Financial Statements December 31, 2000
Interactive Intelligence ,Inc. 401(k) Savings Plan Schedule H, Line 4i—Schedule of Assets (Held At End of Year) December 31, 2000
SIGNATURES